Filed by Mereo BioPharma Group plc pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Companies: Mereo BioPharma Group plc and

OncoMed Pharmaceuticals, Inc.

Date: December 6, 2018.

This filing relates to a proposed merger of Mereo BioPharma Group plc with OncoMed Pharmaceuticals, Inc.

(Subject Company Commission File No.: 001-35993)

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014 ("MAR"). UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

Proposed Combination of Mereo BioPharma and OncoMed Pharmaceuticals

To be effected by an all-stock transaction plus issuance of Contingent Value Rights (“CVRs”); completion expected H1 2019

Deal broadens asset and shareholder base and extends Enlarged Group cash runway

Enlarged Group expects to launch new NASDAQ-Listed ADR programme

Conference call and webcast today with Dr Denise Scots-Knight and Dr John Lewicki, 8:30 a.m. ET / 1:30 p.m. GMT

London, UK and Redwood City, California, USA, 5 December 2018 – Mereo BioPharma Group plc (AIM: MPH) (“Mereo”, the “Company” or the “Group”), the clinical stage UK based biopharmaceutical company focused on rare diseases, and OncoMed Pharmaceuticals, Inc. (NASDAQ: OMED) (“OncoMed”), a NASDAQ listed oncology-focused clinical stage biopharmaceutical business, today announce the proposed combination of Mereo and OncoMed (the “Transaction”). The Transaction has been unanimously approved by the Board of Directors of each company.

Highlights

The Transaction, on completion, creates a combined business (the “Enlarged Group”) with:

•	A diversified combined portfolio of seven assets, resulting in an increased number of potential near-term catalysts with a core focus remaining on Mereo’s strategy to target orphan diseases

o	Three significant Phase 2 clinical trial readouts from Mereo’s core orphan products for osteogenesis imperfecta and alpha-1 antitrypsin deficiency in 2019, respectively

▪	BPS-804 for osteogenesis imperfecta Phase 2b dose ranging study. Open-label six-month data is expected on the top dose in H1 2019, 12-month dose ranging data expected in H2 2019

▪	MPH-966 for the treatment of alpha-1 antitrypsin deficiency (AATD) Phase 2 dose ranging study top line data expected in H2 2019

o	Potential partnerships with Mereo’s BCT-197 and BGS-649 programs following the successful completion of Phase 2 trials in the last 12 months

o	Potential partnership with OncoMed’s navicixizumab program which is currently in a Phase 1b clinical study and has shown encouraging data in heavily pre-treated ovarian cancer patients to date

o	Ongoing collaboration with Celgene Corporation (“Celgene”) with an option to license OncoMed’s etigilimab (anti-TIGIT) program

•	A strong combined cash position extending the current operational runway into 2020

o	Cash resources[1], on a proforma combined basis, were US$115.5 million as of September 30, 2018, incorporating OncoMed’s cash resources[1] of US$70.9 million as of September 30, 2018

o	Potential for runway to be extended significantly both through partnering deals and through the possible etigilimab option exercise by Celgene

•	A NASDAQ American Depositary Receipt (“ADR”) Level III listing, in addition to Mereo’s existing AIM listing, and a diversified international shareholder base including a number of US institutional specialist healthcare investors

1 Cash resources defined as cash and cash equivalents and short-term investments and represent unaudited balances as at September 30, 2018 converted where appropriate to USD at prevailing rates

•	The combined skills and expertise of Mereo and a select number of OncoMed employees

•	An established US operational base in Redwood City, California

•	An expanded Board with two new biopharmaceutical industry-experienced OncoMed independent non-executive directors

To effect the Transaction, on completion, which is expected in H1 2019:

•	Subject to potential adjustment as described below, based upon an OncoMed net cash balance of US$38 million at completion, current Mereo shareholders are expected to own approximately 75% of the issued share capital of the Enlarged Group, while current OncoMed shareholders are expected to own approximately 25% of the issued share capital of the Enlarged Group (through their holding of ADRs)

•	In addition, OncoMed shareholders will receive CVRs representing the right to receive future conditional cash payments and additional ADRs based on the achievement of certain milestones relating to OncoMed assets

Commenting on the announcement, Mereo's Chief Executive Officer, Dr Denise Scots-Knight, said: “I am delighted to announce our proposed combination with OncoMed. The Transaction allows us to broaden our asset base, including strengthening our cash position to enable us to progress beyond our key clinical milestones.

We believe that our plan to initiate a US ADR programme on NASDAQ, in addition to the continued listing of our ordinary shares on AIM, will facilitate a deep engagement with the broadest range of appropriate investors.

During 2019 we continue to expect several value inflection points, including data from our Phase 2b dose ranging study for BPS-804 for osteogenesis imperfecta and data from our Phase 2 dose ranging study for MPH-966 for alpha-1 antitrypsin deficiency both being run in the US and Europe. Alongside these milestones, we are also progressing partnering discussions for our other two products, BCT-197 for acute exacerbations of COPD and BGS-649 for hypogonadotropic hypogonadism. We also intend to begin partnering discussions for OncoMed’s navicixizumab programme, which has generated encouraging clinical data in ovarian cancer that should guide further clinical development.”

Commenting on the announcement, OncoMed’s President and Chief Executive Officer, Dr John Lewicki, said: “We believe this is a value-enhancing transaction for both companies, forming an organization with a much expanded pipeline of diversified assets and strengthened capabilities and resources. We look forward to working closely with the Mereo team to finalize the transaction and assist in assimilation of the combined assets.”

Principal Terms of the Transaction

Pursuant to the terms of an agreement and plan of merger and reorganization, unanimously approved by each party's Board of Directors, each share of OncoMed issued and held immediately prior to the Transaction becoming effective will be converted into the right to receive: (i) Mereo ADRs pursuant to an exchange ratio described in more detail below and (ii) one CVR representing the contingent right to receive certain cash payments and Mereo ADRs upon the achievement of certain milestones relating to etigilimab and navicixizumab. OncoMed will become a 100% owned subsidiary of Mereo on closing of the Transaction.

Subject to certain adjustments to the exchange ratio as described further below, based upon an OncoMed net cash balance of US$38 million at closing of the Transaction, Mereo is expected to issue approximately 23.7 million new ordinary shares ("Ordinary Shares") which will be deposited with a depositary in order to issue Mereo ADRs to current OncoMed shareholders (based on a ratio of one Mereo ADR for every five new Ordinary Shares issued), and current OncoMed shareholders are expected to own approximately 25% of the issued share capital of the Enlarged Group immediately following completion of the Transaction. The Ordinary Shares underlying the Mereo ADRs to be issued in exchange for each OncoMed share in the Transaction represent an aggregate value of approximately US$57.4 million (based on the Mereo share price of 190 pence at close on 4 December 2018) and a premium of 34% over the OncoMed market capitalisation of US$42.9 million on 4 December 2018.

The ADR consideration to be issued to OncoMed shareholders in connection with the Transaction is subject to the following adjustments:

•	The aggregate number of ADRs to be issued to OncoMed shareholders is based on an exchange ratio that is subject to adjustment based on OncoMed’s net cash balance at completion. OncoMed shareholders will receive a greater or lesser number of ADRs if OncoMed’s net cash balance at completion is greater or less than US$38 million, respectively, with OncoMed shareholders receiving a proportionally lesser number of Mereo ADRs for each dollar of OncoMed net cash below US$36.5 million.

•	If the milestone relating to etigilimab set forth in the CVR and further described below is satisfied prior to closing of the Transaction, the number of Mereo ADRs to be issued to OncoMed shareholders at closing of the Transaction will be increased as a result of the cash amount received by OncoMed from Celgene in connection with the exercise of such option. In those circumstances the CVR would no longer include a milestone relating to etigilimab.

Each OncoMed shareholder will also receive a CVR for each OncoMed share held immediately prior to completion representing the right to receive:z

•	Additional Mereo ADRs in the event that Celgene exercises its option in respect of etigilimab and pays OncoMed the associated milestone payment of US$35 million prior to 31 December 2019. The number of new Mereo ADRs to be issued in such case will be based on an exchange ratio calculated by dividing the net milestone amount received by Mereo from Celgene by the prevailing share price of Mereo following the announcement of the exercise of such option, subject to the limitation that in no event will Mereo be obligated to issue ADRs representing underlying Ordinary Shares (both at completion under the merger agreement and when combined with ADRs to be issued pursuant to the CVRs) which represent more than 40% of the issued share capital of the Enlarged Group (with such limit calculated by reference to the issued share capital of Mereo immediately prior to completion); and

•	Additional cash consideration equal to 70% of the net proceeds of milestone payments actually received by Mereo within a period of 5 years following completion of the Transaction from certain future partnership or investment transactions in relation to navicixizumab, subject to an aggregate cap of approximately US$80 million. The balance of any milestone payments received would be retained by Mereo.

Board, Management and Employees

Following completion, the Mereo Board of Directors will be expanded to 10 persons to accommodate the appointment of current OncoMed directors Michael Wyzga and Dr Deepa Pakianathan as independent non-executive directors. Michael Wyzga currently serves as a Chief Financial Officer of Aura Biosciences, Inc. and was formerly President and Chief Executive Officer of Radius Health, Inc. and the Chief Financial Officer and Executive Vice President of Genzyme Corporation. Dr Deepa Pakianathan is a Managing Member at Delphi Ventures and serves on the board of directors of Alder Biopharmaceuticals, Inc., Karyopharm Therapeutics, Inc., and Calithera Biosciences, Inc.

The existing Mereo Directors will continue to serve in their current positions. The Board will thus be comprised of eight non-executive and two executive Directors. Dr. John Lewicki, Chief Executive Officer of OncoMed, will continue as an advisor to Mereo as the Company explores partnership opportunities for the navicixizumab program.

Following completion of the Transaction, it is proposed that new service contracts will be entered into with each of the new non-executive directors. The terms of these service contracts are still subject to negotiation but it is anticipated that they will be substantially similar to the service contracts of the existing non-executive directors of Mereo. Pursuant to Schedule 4 of the AIM Rules, Mereo will confirm the details of the service contracts once agreed.

OncoMed is undertaking a restructuring that will involve a significant reduction in its workforce, while maintaining a core employee base to meet the obligations for the ongoing OncoMed operations and clinical programs in an efficient manner and will include the retention of key employees who will join Mereo after the completion of the Transaction.

Other Information

The Transaction constitutes a substantial transaction for Mereo for the purposes of Rule 12 of the AIM Rules.

Application is expected to be made at the time of completion of the Transaction to the London Stock Exchange for the new Ordinary Shares in respect of the Transaction to be admitted to trading on AIM and which are to be issued to OncoMed shareholders by means of the issue of a proportionate number of Mereo ADRs expected to be admitted to trading on the NASDAQ Stock Market LLC trading platform ("NASDAQ").

The Transaction is subject to customary closing conditions including, among other things, approval of the transaction by shareholders of OncoMed, the listing of the Mereo ADRs on NASDAQ and the admission to trading of the Ordinary Shares to be issued in connection with the Transaction on AIM.

The Company expects to publish and file with the SEC a Registration Statement on Form F-4, which will include a proxy statement of OncoMed that also constitutes a prospectus of Mereo under SEC filing rules.

In total, the Company has received irrevocable undertakings to support the Transaction of Mereo shareholders in respect of holdings totalling, in aggregate, 36,949,063 Mereo Ordinary Shares, representing 51.9% of Mereo’s existing Ordinary Shares currently in issue. In total, OncoMed has received irrevocable undertakings to vote in favour of the resolutions to effect the Transaction to be proposed at the general meeting of OncoMed shareholders in respect of holdings totalling, in aggregate, 4,130,907 OncoMed shares of common stock, representing 10.69% of OncoMed’s outstanding shares of common stock.

Analyst and Investor Call Information

Mereo's Chief Executive Officer, Dr Denise Scots-Knight, and OncoMed’s President and Chief Executive Officer, Dr John Lewicki, will host a live joint conference call and webcast at 8:30 a.m. Eastern Time (1:30 p.m. GMT) today to discuss the combination of Mereo and OncoMed.

The live webcast and a replay may be accessed by visiting Mereo’s website at https://www.mereobiopharma.com/news-and-media/events-and-conferences or OncoMed’s website at http://www.oncomed.com/investors/events-and-presentations. Please connect to the website at least 15 minutes prior to the live webcast to ensure adequate time for any software download that may be needed to access the webcast. Alternatively, please call (866) 688-2942 (U.S.), 0800 028 8438 (UK) or (561) 569-9224 (international) to listen to the live conference call. The conference ID number for the live call is 4787476. Please dial in approximately 10 minutes prior to the call. Telephone replay will be available approximately two hours after the call. To access the replay, please call (855) 859-2056 (U.S.) or (404) 537-3406 (international). The conference ID number for the replay is 4787476. The telephone replay will be available until December 12, 2018.

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo’s strategy is to selectively acquire product candidates that have already received significant investment from pharmaceutical companies and that have substantial preclinical, clinical and manufacturing data packages. Each of Mereo’s four product candidates has previously generated positive clinical data for Mereo’s target indication or in a related indication. Since inception Mereo has commenced large, randomized, placebo-controlled Phase 2 clinical trials for all four of the product candidates:

•	BPS-804 for osteogenesis imperfecta (OI). The Company recently announced completion of enrolment with 112 adult patients in a Phase 2b dose ranging study with some initial data expected in the H1 2019 and top-line dose ranging data in late 2019. A pediatric Phase 3 study design has also been approved by the EMA. BPS-804 has orphan designation in the US and EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•	MPH-966 for alpha-1 antitrypsin deficiency (AATD). The Company recently announced first patient in in a Phase 2 dose ranging study in the US with data expected in late 2019;

•	BCT-197 for acute exacerbations of COPD (AECOPD). The Company announced positive top-line Phase 2 data in December 2017; and

•	BGS-649 for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018.

•	As at September 30, 2018 Mereo had (unaudited) total cash resources[2] of approximately US$44.6 million

About OncoMed

OncoMed is a US-based clinical stage biopharmaceutical company focused on discovering and developing novel anti-cancer therapeutics. OncoMed currently has three therapeutic candidates in development (Phase 1/1b).

OncoMed currently has a strategic alliance with Celgene and milestone payments and investments from this collaboration (and prior collaborations with GlaxoSmithKline LLC and Bayer Pharma AG) have supported the advancement and growth of its product pipeline.

OncoMed’s product candidates include:

•	Etigilimab, an antibody that targets the T-cell immunoreceptor with immunoglobulin and ITIM domains (“TIGIT”), an inhibitory receptor that is thought to stop T-cells from attacking tumor cells. The company is currently enrolling a single agent Phase 1a and a Phase 1b portion in combination with nivolumab in the treatment of patients with solid tumors who have progressed after treatment with anti-PD1 or anti-PD-L1. This program is part of OncoMed’s collaboration with Celgene;

•	Navicixizumab (“NAVI”), a bispecific monoclonal antibody that targets and inhibits both Delta-like ligand 4, “DLL4”, and vascular endothelial growth factor, “VEGF.” OncoMed is currently conducting a Phase 1b clinical trial of NAVI in combination with paclitaxel in patients with heavily pretreated platinum-resistant ovarian cancer following a successful Phase 1a study; and

•	GITRL-Fc, a fusion protein comprising a member of the tumor necrosis factor (TNF) family of ligands that functions to activate the co-stimulatory receptor GITR (glucocorticoid-induced tumor necrosis factor receptor) to enhance T-cell modulated immune responses. A Phase 1a clinical trial of OncoMed’s GITRL-Fc therapeutic candidate will complete enrollment before the end of 2018.

OncoMed had revenue of approximately US$36.0 million and loss before tax of approximately US$40.1 million for the year ended December 31, 2017, and revenue of approximately US$34.2 million and loss before tax of approximately US$3.8 million for the nine months ended September 30, 2018.

As at September 30, 2018, OncoMed had gross assets of approximately US$77.2 million and total cash resources1 of US$70.9 million.

2 Cash resources defined as cash and cash equivalents and short-term investments and represent unaudited balances as at September 30, 2018 converted where appropriate to USD at prevailing rates

Enquiries

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Evercore (Financial Adviser to Mereo)	+44 (0)20 7653 6000
Julian Oakley
Tom Watson

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford Jamil Miah

FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Ami Bavishi

OncoMed	+01 (0) 650 995 8200
John Lewicki, President and Chief Executive Officer
Sylvia Wheeler, Investor Relations and Corporate Communications

Leerink Partners LLC (Financial Adviser to OncoMed)	+01 (0) 212 277 6000
Dan Dubin Dan Lepanto

Important Notice

Evercore Partners International LLP ("Evercore"), which is authorised and regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for Mereo and no one else in connection with the Transaction and accordingly will not be responsible to anyone other than Mereo in providing the protections afforded to clients of Evercore nor for providing advice in relation to the Transaction, the content of this announcement or any matter referred to herein. Neither Evercore nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statue or otherwise) to any person who is not a client of Evercore in connection with this announcement, any statement contained herein or otherwise.

Save for the responsibilities and liabilities, if any, of Evercore and Cantor Fitzgerald under the Financial Services and Markets Act 2000 or the regulatory regime established thereunder or in respect of fraudulent misrepresentation, no representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by or on behalf of Evercore or Cantor Fitzgerald or by their respective affiliates, agents, directors, officers and employees as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

This announcement has been issued by and is the sole responsibility of the Company. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change without notice. Subject to the AIM

Rules, the UK Disclosure Guidance and Transparency Rules and MAR, the issue of this announcement shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company or OncoMed since the date of this announcement or that the information in this announcement is correct as at any time subsequent to the date of this announcement.

The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession this announcement, or other information referred to herein, comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No statement in this announcement is intended to be a profit forecast, and no statement in this announcement should be interpreted to mean that earnings per share of the Company for the current or future financial years would necessarily match or exceed the historical published earnings per share of the Company.

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction; failure to realize anticipated benefits of the proposed transaction; risks relating to unanticipated costs, liabilities or delays of the transaction; failure or delays in research and development programs; unanticipated changes relating to competitive factors in the companies’ industry; risks relating to expectations regarding the capitalization, resources and ownership structure of the combined organizations; the availability of sufficient resources for combined company operations and to conduct or continue planned clinical development programs; the outcome of any legal proceedings related to the merger; risks related to the ability to correctly estimate operating expenses and expenses associated with the merger; risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations; risks related to the changes in market prices of the shares of OncoMed’s common stock or Mereo’s ordinary shares relative to the exchange ratio; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties; changes in law or regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies and their business; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and other judgments.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in OncoMed’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by OncoMed and Mereo’s with the United States Securities and Exchange Commission (the “SEC”) and those described in Mereo’s annual reports, relevant reports and other documents published from time to time by Mereo. We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

Mereo will file with the SEC (1) a Registration Statement on Form F-4 containing the proxy statement of OncoMed that also constitutes a prospectus of Mereo (the “proxy statement/prospectus”) and (2) other documents concerning the proposed merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MEREO AND ONCOMED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEREO, ONCOMED, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Mereo’s website at www.mereobiopharma.com (for documents filed with the SEC by Mereo) or on OncoMed’s website at www.oncomed.com (for documents filed with the SEC by OncoMed).

Participants in the Solicitation

Mereo, Oncomed and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Mereo and OncoMed, respectively in connection with the proposed merger. Stockholders may obtain information regarding the names, affiliations and interests of OncoMed’s directors and officers in OncoMed’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 8, 2018, and its definitive proxy statement on Schedule 14A for the 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018. To the extent the holdings of OncoMed’s securities by the Company’s directors and executive officers have changed since the amounts set forth in OncoMed’s proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Mereo’s directors and officers is contained in Mereo’s Annual Report for the fiscal year ended December 31, 2017 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, OncoMed’s website at www.oncomed.com and Mereo’s website at www.mereobiopharma.com.

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